UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 19, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that its current chief executive officer, Mr. Efraim Argaman, has notified the Company today that he has decided to terminate its employment with the Company effective as of November 19, 2012. Mr. Argaman stated in his resignation letter that the circumstances around his resignation are of no concern to the public.

The Company thanks Mr. Argaman for his contribution to the Company in the last three years, and wishes him luck in his future endeavors.

In addition, the Company hereby announces that it has decided to terminate the lease agreement for the Company's management offices in Ramat-Gan and relocate these offices to an alternative location for cost savings.

Accordingly, on September 13, 2012, the Company announced the termination of the cost sharing agreement (the "Agreement") between the Company, Bio-Cell Ltd. and Biomedix Incubator Ltd. with regards to the share of expenses related to the lease of the Company's offices in Ramat-Gan. In accordance with the Agreement, the Agreement will terminate within 3 months from the Company's notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer